15045934

SEC Mail Processing Section RECEIVED MAR 02 2015 WASH., D.C. 194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cary Street Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1210 East Cary Street, Suite 300
(No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tim Leath 804-433-4501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard, 2nd Floor (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

OATH OR AFFIRMATION

I, Timothy C. Leath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cary Street Partners LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHRYN S GRANT
Notary Public
Commonwealth of Virginia
283770
My Commission Expires Dec 31, 2015

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARY STREET PARTNERS LLC

Statements of Financial Condition

December 31, 2014 and 2013

SEC ID 8 - 66085

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

CARY STREET PARTNERS LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member and Board of Managers
Cary Street Partners LLC
Richmond, Virginia

We have audited the accompanying statement of financial condition of Cary Street Partners LLC (the "Company"), as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Cary Street Partners LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 25, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

»Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member and Board of Managers
Cary Street Partners LLC
Richmond, Virginia

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Cary Street Partners LLC (the "Company"), as of December 31, 2013, and the related notes to the financial statement that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cary Street Partners LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States.

Keiter

February 26, 2014
Glen Allen, Virginia

CARY STREET PARTNERS LLC

Statements of Financial Condition
December 31, 2014 and 2013

Assets	2014	2013
Cash and cash equivalents	$ 272,528	$ 216,542
Investment	52,245	52,245
Receivables from clearing broker	924,264	639,099
Other receivables	200,762	331,315
Property and equipment, net	180,526	166,113
Intangible assets, net	6,866,251	7,674,800
Goodwill	-	194,764
Other assets	144,716	152,756
Total assets	$ 8,641,292	$ 9,427,634
Liabilities and Member's Equity		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$ 898,297	$ 578,241
Due to related party	44,349	55,400
Total liabilities	942,646	633,641
Member's equity	7,698,646	8,793,993
Total liabilities and member's equity	$ 8,641,292	$ 9,427,634

See accompanying notes to financial statements.

CARY STREET PARTNERS LLC

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: Cary Street Partners LLC (the "Company") is a limited liability company organized in the Commonwealth of Virginia in 2002 and is 100% owned by Cary Street Partners Holdings LLC (the "Parent Company"). The Company earns revenue from merger and acquisition advisory services as well as providing financial services to both retail and institutional clients. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an introducing broker-dealer and forwards all transactions to a clearing broker-dealer on a fully disclosed basis.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains cash and cash equivalents in broker-dealers offering protection for cash by the Securities Investor Protection Corporation ("SIPC") up to $250,000. In addition, the Company diversifies holdings in multiple broker-dealers to reduce the exposure of exceeding the SIPC limit.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Fair Value of Financial Instruments: The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis (see Note 2).

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting. Management has determined that no allowance is necessary at December 31, 2014 and 2013.

1. **Summary of Significant Accounting Policies, Continued:**

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and routine repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation on property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported in the current year's operations. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 5 years.

Intangible Assets: Intangible assets represent the value attributable to the client lists of the Fredericksburg Wealth Management Group and Riverstone Wealth Management and the associated generation of future net profits for the Company. The intangible assets are being amortized over their expected lives of 10 to 15 years.

As required by FASB guidance, the Company performs an impairment test of the brokerage intangible, when indicators of impairment exist. The Company did not record an impairment charge for 2014 or 2013.

Goodwill: The Company evaluates the impairment of goodwill annually. Impairment losses are recognized in the period of determination. The Company completed its evaluation in 2014 and 2013 and, based on the results, recorded an impairment charge of $194,764 in 2014.

Income Taxes: The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code, which provides that the member is taxed on the Company's taxable income or loss. Similar provisions apply for state income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2014 or 2013. The Company's income tax returns for years since 2011 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

1. **Summary of Significant Accounting Policies, Continued:**

Subsequent Events: Management has evaluated subsequent events through February 25, 2015, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2. **Fair Value Measurements:**

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

2. Fair Value Measurements, Continued:

Assets and liabilities measured at fair value on a recurring basis at December 31, 2014, include the following:

	Fair Value Using			Assets/Liabilities
	Level 1	Level 2	Level 3	at Fair Value
Assets:				
Investment	$ -	$ -	$ 52,245	$ 52,245
Total assets	$ -	$ -	$ 52,245	$ 52,245

Assets and liabilities measured at fair value on a recurring basis at December 31, 2013, include the following:

	Fair Value Using			Assets/Liabilities
	Level 1	Level 2	Level 3	at Fair Value
Assets:				
Investment	$ -	$ -	$ 52,245	$ 52,245
Total assets	$ -	$ -	$ 52,245	$ 52,245

The following table provides reconciliation between the beginning and ending balances of assets and liabilities measured at fair value on a recurring basis in the table above that used significant unobservable inputs (Level 3):

	2014	2013
Balance, beginning of year	$ 52,245	$ 57,260
Sales	-	(4,800)
Unrealized loss included in revenues	-	(215)
Balance, end of year	$ 52,245	$ 52,245

2. Fair Value Measurements, Continued:

As of December 31, 2014 and 2013, the Company owned units in a privately held company. The units were received as part of an Investment Banking transaction in 2011, with additional units received in 2012. The Company utilizes the market approach in valuing the investment and considers such factors as liquidity and marketability in determining fair value.

The Company has included a liquidity discount of 20% and a minority discount of 20% in determining the fair value as of December 31, 2014 and 2013, resulting in a carrying value of $.65 per unit as of December 31, 2014 and 2013.

3. Property and Equipment:

Property and equipment consisted of the following at December 31:

	2014	2013
Computer equipment	$ 176,920	$ 248,845
Furniture and fixtures	453,335	420,966
Software	7,520	17,917
	637,775	687,728
Less accumulated depreciation	(457,249)	(521,615)
Net property and equipment	$ 180,526	$ 166,113

4. Intangible Assets:

The Company's client list intangible asset was recorded from the June 2007 purchase of Fredericksburg Wealth Management and the December 2013 purchase of Riverstone Wealth Management (see Note 7). At December 31, 2014, the balance of the client list intangible asset was $6,866,251, net of accumulated amortization of $5,535,643. At December 31, 2013, the balance of the client list intangible asset was $7,674,800, net of accumulated amortization of $4,727,094.

5. Lease Commitments:

The Company leases equipment and commercial office space in Virginia, Georgia, North Carolina and Texas under operating lease agreements that expire between December 2015 and November 2017.

5. Lease Commitments, Continued:

Minimum future payments under noncancellable operating leases at December 31, 2014 for the next three years are as follows:

2015	$ 478,489
2016	126,499
2017	2,230
	$ 607,218

6. Financial Instruments with Off-Balance Sheet Risk:

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreements between the Company and its clearing broker provide that the Company is obligated to assume any exposure related to nonperformance by its customers.

If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

7. Related Party Transactions:

The Company is part of a larger financial services organization and routinely conducts intercompany transactions with Cary Street Partners Holdings LLC (the "Parent Company"). The intercompany balance, presented as due to related party in the accompanying statements of financial condition, consists of various transactions related to the operations of the Parent Company and its subsidiaries, including the Company. The balance in the intercompany account at any point in time may be a net receivable or payable depending upon the amount of each transaction relative to another as follows:

- Cash transferred from the Company to the Parent Company creates a receivable due from the Parent Company.
- Expenses paid on the Company's behalf by the Parent Company create a payable due to the Parent Company. The debit to expense on the Company's statement of operations is offset by a credit to the intercompany account with the Parent Company. In some cases, the expense paid by the Parent Company is allocated among the entities based on the number of employees at each organization or certain predetermined percentages as set forth in the expense-sharing agreement.
- If the payable to the Parent Company increases to an amount that leads senior management to determine that it should be forgiven, an irrevocable capital contribution is recorded effectively reducing the payable and increasing the Company's paid in capital. The Parent Company acquires capital through investments by partners and other investors.

The Company had a payable due to the Parent Company of $44,349 at December 31, 2014 and $55,400 at December 31, 2013.

On December 6, 2013, the Parent Company acquired Riverstone Wealth Management an Austin, Texas based broker and dealer and investment advisor dually registered with the SEC and FINRA. The Parent Company accounted for the acquisition as a purchase in accordance with FASB guidance, and allocated the purchase price to the assets acquired and liabilities assumed based on their fair values at the acquisition date. It is the Parent Company's practice to push down the accounting for these acquisitions to the appropriate wholly-owned company. As a result of this transaction, the Company recorded working capital assets of $163,239, property and equipment of $62,040, intangible assets of $5,690,315, working capital liabilities of $163,239 and member's equity of $5,752,355. The transaction was funded with 706 units of Class B equity in the Parent Company with a fair value per unit of $3,900, for a total consideration of $2,752,355. The Parent Company also assumed subordinated debt in the amount of $3,000,000, interest only payments are due quarterly starting April 1, 2014 at 14% or 12% plus 2% payment in kind at the option of the Parent Company. The principal is due at maturity in December 2018. The debt is not guaranteed by the Company and therefore has not been pushed down to the Company's financial statements by the Parent Company. The terms of the funding structure of the transaction were approved by FINRA prior to the transaction closing.

7. Related Party Transactions, Continued:

On September 30, 2014, the Parent Company acquired The Breckenridge Group, Inc. ("BGI") and Breckenridge Securities Corp., an investment banking firm based in Atlanta, Georgia. The Parent Company accounted for the acquisition as a purchase in accordance with FASB guidance, and allocated the purchase price to the assets acquired based on their fair values at the acquisition date. It is the Parent Company's practice to push down the accounting for these acquisitions to the appropriate wholly-owned subsidiary. As a result of this transaction, the Company recorded working capital assets of $80,870; property and equipment of $45,674; acquisition expense of $12,052; and a payable to the Parent Company of $138,596 for its funding of the transaction. The transaction was funded with $3,200 in cash; 12 units of Class B equity in the Parent Company with a fair value per unit of $3,900; and $88,596 in debt forgiveness for a total consideration of $138,596. The purchase was preceded by a funding arrangement between the Parent Company and BGI, which created a receivable from BGI to the Parent Company totaling $88,596. The receivable from BGI was effectively collected by the Parent Company when it recorded the transaction with a receivable from the Company of $138,596.

The Company's affiliate, Cary Street Partners Investment Advisory LLC (the "RIA"), provides investment advisory services to the Company and its clients pursuant to an Investment Consulting Services Agreement.

The Company has entered into a month-to-month lease for its Richmond, Virginia office space with Shockoe Properties, LLC. A Managing Director of the Company is a member in Shockoe Properties, LLC.

The Company entered into a month-to-month lease agreement for its Fredericksburg, Virginia office space with 250 Executive Center Parkway, LLC. A Managing Director of the Company is a member in 250 Executive Center Parkway, LLC.

8. Indemnifications:

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were, serving at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of Virginia; however, the Company's insurance policies serve to further limit its exposure.

9. Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $296,454, which was $233,611 in excess of required minimum net capital of $62,843. The Company's net capital ratio was 3.18 to 1.

9. Regulatory Requirements, Continued:

The Company does not carry the accounts of its customers and accordingly is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

CARY STREET PARTNERS LLC

Exemption Report

December 31, 2014

SEC ID 8 - 66085

CARY STREET PARTNERS LLC

Table of Contents

»Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Managers
Cary Street Partners LLC
Richmond, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cary Street Partners LLC indentified the following provisions of 17 C.F.R. §15c3-3(k) under which Cary Street Partners LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Cary Street Partners LLC stated that Cary Street Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Cary Street Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cary Street Partners LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

February 25, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

Cary Street Partners

EXPERTS LEAD. SUCCESS FOLLOWS.

Cary Street Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii). The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and properly maintains and preserves such books and records.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year and through the date of this report without exception.

I, Tim Leath, swear (or affirm) that, to my best knowledge and belief, this Exemption Report pertaining to the firm, Cary Street Partners LLC, is true and correct.

Tim Leath
Chief Financial Officer
February 25, 2015